January 7, 2009

Via Edgar and Regular Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Karl Hiller and Joanna Lam
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Pantera Petroleum, Inc. (currently named ESP Resources, Inc.)
Form 8-K filed December 29, 2008
File No. 000-52506

Dear. Mr. Hiller and Ms. Lam:

This letter is in response to your correspondence dated January 2, 2009 requesting certain revisions to the Form 8-K filed by Pantera Petroleum, Inc. (the “Company”) on December 29, 2008. We have made all of your requested changes to the 8-K/A filed by the Company on January 7, 2008 as indicated below.

1.	The 8-K/A includes a clarification regarding the merger between BDO Dunwoody LLP (the Company’s current accountant) and Amisano Hanson (the Company’s former accountant) as filed on Form 8-K on February 20, 2008. Pursuant to the merger between BDO Dunwoody LLP and Amisano Hanson, all of Amisano Hanson’s clients were acquired by BDO Dunwoody LLP, who has continued as our accountant since the time of the merger. As stated in the Form 8-K filed on February 20, 2008 regarding this merger, “During the years ended May 31, 2007 and 2006, and the period from October 27, 2004 (date of inception) to May 31, 2007, and during the period from the end of the most recently completed fiscal year through January 31, 2008, the date of resignation, there were no disagreements with Amisano Hanson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Amisano Hanson would have caused it to make reference to such disagreements in its reports.” Amisano provided a letter showing no disagreements with the Company that was attached as an exhibit to the Form 8-K filed on February 20, 2008

2.	The 8-K/A also includes an amendment regarding BDO Dunwoody LLP’s past reports for the Company, including the Form 10-KSB for the fiscal year ended May 31, 2008. The third paragraph of Item 4.01 in the 8-K/A now specifically addresses your comments regarding the Company’s ability to continue as a going concern and reads, “Except as described below, the audit reports of BDO since its engagement on those consolidated financial statements of Pantera Petroleum, Inc. did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles. BDO’s audit report relating to the audit of Pantera’s financial statements for the year ended May 31, 2008 indicated the auditors’ substantial doubt about the Company’s ability to continue as a going concern because, at that time, the Company had not yet achieved profitable operations, had accumulated losses since its inception, did not have adequate cash to fund its operations and expected to incur further losses in the development of its business. BDO stated that the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.”

3.

Additionally, for clarification purposes, the Company has recently changed its name to ESP Resources, Inc. from Pantera Petroleum, Inc. We have amended the 8-K/A to reflect this change and prevent confusion in your review.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you. Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Chris Metcalf, CEO